Exhibit 99.1

Transition Therapeutics to Hold Conference Call on Second Quarter Fiscal 2014 Financial Results on Wednesday, February 12th, at 4:30 P.M. EST

TORONTO, Feb. 7, 2014 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) will hold a conference call on Wednesday, February 12th, 2014 at 4:30 P.M. EST to discuss Second Quarter Fiscal 2014 financial results. Dr. Tony Cruz, Chairman and Chief Executive Officer of the Company, will host the call. Transition will announce its financial results for this period in a press release to be issued prior to the call.  In order to participate in the conference call, please call (800) 617-7643 (North America), (303) 223-2688 (International).  A replay of the conference call will be available on Transition's website www.transitiontherapeutics.com for seven days following the call.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and bipolar disorder.  Transition's lead metabolic drug candidate is TT-401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE: Transition Therapeutics Inc.

%CIK: 0001399250

For further information:

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 13:01e 07-FEB-14